                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           SPRECKELS INDUSTRIES, INC.
                           (Name of Subject Company)

                           SPRECKELS INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                Class A Common Stock, Par Value $0.01 Per Share
                       (Including the Associated Rights)
 Warrants to Purchase Shares of Class A Common Stock ($9.17 Exercise Price Per
                                    Warrant)
 Warrants to Purchase Shares of Class A Common Stock ($11.67 Exercise Price Per
                                    Warrant)
 Warrants to Purchase Shares of Class A Common Stock ($15.00 Exercise Price Per
                                    Warrant)
 Warrants to Purchase Shares of Class A Common Stock ($1.00 Exercise Price Per
                                    Warrant)

                         (Title of Class of Securities)

                                   849416201
                     (CUSIP Number of Class of Securities)

                                 DONALD C. ROOF
                           SPRECKELS INDUSTRIES, INC.
                         D/B/A YALE INTERNATIONAL, INC.
                             ONE MORROCROFT CENTRE
                         6805 MORRISON BLVD., SUITE 450
                        CHARLOTTE, NORTH CAROLINA 28211
                                 (704) 367-4220

                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                    COPY TO:

                          PHILIP T. RUEGGER III, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Spreckels Industries, Inc. (doing business as Yale International, Inc.), a Delaware corporation (the "Company"), and the address of its principal executive offices is One Morrocroft Centre, 6805 Morrison Blvd., Suite 450, Charlotte, North Carolina 28211. The title of each class of equity securities to which this Statement relates is (i) the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of the Company, including the associated rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 11, 1995, between the Company and ChaseMellon Shareholder Services L.L.C. (the "Rights Agent"), as amended by amendments thereto dated as of January 8, 1996 and July 23, 1996, respectively (as so amended, the "Rights Agreement"), and (ii) all outstanding warrants to purchase Common Stock. References herein to the "Shares" means the outstanding shares of the Common Stock and shall, unless the context requires otherwise, include the associated Rights.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 19, 1996 (the "Schedule 14D-1"), by American Enterprises Acquisition Corp., a Delaware corporation ("American Enterprises Acquisition") and a wholly owned subsidiary of American Enterprises, L.L.C., a Delaware limited liability company ("American Enterprises"), to purchase (i) all outstanding shares of Common Stock, including the associated Rights, at a price of $16.50 per share (and associated Right) and (ii) all outstanding warrants to purchase shares of Common Stock issued by the Company (the "Warrants") at the Spread (as defined in the Offer to Purchase (as defined below)), in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

     According to the Schedule 14D-1, the principal executive offices of American Enterprises and American Enterprises Acquisition are located at 701 East Franklin Street, Richmond, Virginia 23219.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) American Enterprises or American Enterprises Acquisition or their respective executive officers, directors or affiliates.

     BACKGROUND. On November 14, 1995, Bart A. Brown, Chairman of the Board of the Company, was informed by Philip W. Knisely, President of American Enterprises, that American Enterprises had acquired shares of the Company and would be filing a Schedule 13D. Mr. Brown suggested that Mr. Knisely meet with Gary L. Tessitore, President and Chief Executive Officer of the Company. On November 18, 1995, American Enterprises filed a Schedule 13D in which it disclosed that it had acquired 1,201,260 shares of Common Stock in order to obtain a substantial equity position in the Company, and that it was considering, but had not decided whether or not to pursue, other courses of action with respect to the Company.

     On November 21, 1995, Mr. Tessitore and Mr. Knisely met and generally discussed the Company and American Enterprises.

     Subsequently, on December 4, 1995, Steven M. Rales and Mitchell P. Rales, each of whom is a member of the Board of Managers of American Enterprises, met with Mr. Tessitore. In that meeting, Messrs. Rales made a presentation to Mr. Tessitore on the performance of Danaher Corporation, a company of which Messrs. Rales beneficially owned approximately 43% of the outstanding common stock as of March 21, 1996 (according to Danaher Corporation's proxy statement for its 1996 Annual Meeting), and also discussed the growth opportunities that they saw for the Company.

     On December 19, 1995, the Board of Directors of the Company (the "Board") received a letter from American Enterprises proposing a business combination transaction for consideration of $11.00 per share of Common Stock and providing for a distribution in cash of the net proceeds from the sale of the Spreckels Sugar business.

     At the Board meeting on January 8, 1996, the Board and its advisors carefully reviewed and considered American Enterprises's proposal contained in its December 19, 1995 letter and determined to reject the proposal. On January 5, 1996, the last full trading day before the Board meeting, the closing price of the Common Stock on the Nasdaq National Market

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was $13.50 per share. A copy of the letter dated January 8, 1996 that the
Company sent to American Enterprises with regard to the Board's determination is set forth below.

        January 8, 1996

        Mr. Philip W. Knisely
        President
        American Enterprises, L.L.C.
        701 East Franklin Street
        Richmond, Virginia 23219

        Dear Phil:

             The Board of Directors of Spreckels Industries, Inc. and its advisors have carefully reviewed and considered American Enterprises, L.L.C.'s proposal to acquire Spreckels for $11 per share plus an unspecified cash distribution.

             The Board has rejected your proposal and has concluded that entering into merger discussions with you or providing confidential information is not in the best interests of the Company's shareholders. In reaching this conclusion, the Board has reiterated its view that the Company is not for sale and that management should continue to implement its long term strategy to enhance the value of the Company for all shareholders. The Company will announce tomorrow that it has reached a definitive agreement to sell its Spreckels Sugar subsidiary to Imperial-Holly Corporation. A copy of the press release is attached.

        Sincerely yours,

        /s/ Gary L. Tessitore

        Gary L. Tessitore

     On April 1, 1996, at an industry conference, Mitchell P. Rales spoke with Mr. Tessitore and said that American Enterprises was contemplating the acquisition of a company in a business related to the Company's. Mr. Rales then indicated, among other things, that American Enterprises might want to pursue the possible acquisition by American Enterprises of an increased equity interest in the Company. Mr. Tessitore responded that if American Enterprises were to make a written proposal, the Board of Directors of the Company would give it due consideration, but Mr. Rales should be advised that at that time the Company was not for sale.

     On May 16, 1996, the Company received a letter from Metropolitan Capital Advisors, Inc. ("Metropolitan"), the general partner of Bedford Fall Investors, LP, in which Metropolitan indicated its intention to seek control of the Board at the next shareholders' meeting, with a slate of directors that Metropolitan said would be committed to the near-term maximization of the value of the Common Stock.

     On May 16, 1996, Mr. Knisely called Mr. Tessitore and a meeting was arranged for May 24 to discuss possible responses by the Company to the Metropolitan letter. On May 24, 1996, Mr. Brown, Mr. Tessitore, Mr. Knisely and Messrs. Mitchell and Steven Rales met. Messrs. Rales and Mr. Knisely of American Enterprises indicated American Enterprises's interest in a potential transaction pursuant to which the Company would amend its then effective Rights Agreement to permit American Enterprises to acquire approximately 40% of the Company's Common Stock through open market purchases and an issuance of additional shares. In connection with such potential transaction, American Enterprises also requested representation on the Board. Mr. Brown and Mr. Tessitore told the American Enterprises representatives that they would consider this proposal as well as other alternatives.

     On June 7, 1996, after evaluation of a number of investment banking firms, the Company notified Salomon Brothers Inc ("Salomon Brothers") that the Company desired to engage Salomon Brothers to assist in the evaluation of the proposal made by American Enterprises and other financial and strategic alternatives available to the Company.

     On July 17, 1996, the Board held a meeting at which Salomon Brothers made a presentation to the Board with respect to various strategic alternatives available to the Company. Following this presentation, the Board discussed and considered, among other matters, American Enterprises's May 16, 1996 proposal.

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     On July 19, 1996, Mr. Tessitore received a telephone call from Mr. Knisely informing him that American Enterprises was commencing the Offer and offering to arrange a meeting. Subsequent to the telephone conversation, American Enterprises commenced the Offer and the Company received a letter from American Enterprises to that effect. The Company also learned of the commencement of the litigation referred to in Item 8 of this Statement.

     On July 19, 1996, the Board held a meeting, in which its legal and financial advisors participated, after which a press release was issued, which stated in pertinent part:

        CHARLOTTE, NC (July 19, 1996) -- The Board of Directors of Yale International, Inc. (formerly Spreckels Industries, Inc.; Nasdaq: YALE) today confirmed that it had received a letter from American Enterprises, L.L.C. announcing its intention to proceed with an unsolicited cash tender for the outstanding common shares and the outstanding warrants of the company, and its further intention to pursue legal actions with respect to this offer.

        The Board is reviewing this offer with the help of its financial advisor, Salomon Brothers Inc. When that review is complete, the Board will advise its shareholders and respond appropriately. Until then, the Board urges the shareholders of the company to take no action with respect to the tender offer.

     On July 23, 1996, the Board held a meeting, in which its legal and financial advisors participated, to discuss the Offer and possible responses to it. During the meeting, the Board considered, among other matters, the time it would have to respond to the Offer and the provisions of its Rights Agreement, as then in effect. After discussing the matter with its legal and financial advisors, the Board determined to amend the Rights Agreement so that the Rights will expire upon consummation of an all cash tender offer for the Common Stock if, among other requirements which previously were in effect, the offer is consummated no earlier than 90 days after it is commenced. At the July 23 Board meeting, the Board also resolved to defer the distribution date of the Rights until the earlier of (i) the date any person becomes an Acquiring Person (as defined in the Rights Agreement) and (ii) such other time as shall be determined by the Board. Because American Enterprises is a Grandfathered Person (as defined in the Rights Agreement), it will become an Acquiring Person upon the acquisition of beneficial ownership of any additional shares of Common Stock.

     The Company issued a press release on July 24, 1996, which stated in pertinent part:

        CHARLOTTE, NC (July 24, 1996) -- Yale International, Inc. (Nasdaq: YALE) today announced that its Board of Directors has amended its Stockholder Rights Plan, effective immediately. The Plan, as amended, provides that the rights under the Plan will expire upon consummation of an all cash tender offer for the Company's stock if, among other requirements which previously were in effect, the offer is consummated no earlier than 90 days after it is commenced.

             "This amendment provides the Board of Directors adequate time to review the proposal announced last week by American Enterprises and to explore all options available to the Company," Gary L. Tessitore, President and CEO of Yale, said. "It will assist us in our desire to act in the best interests of our shareholders."

     See Item 8 of this Statement for additional information with respect to certain litigation.

     SEVERANCE AND RELATED MATTERS. Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates are described on pages 3-19 of the Company's Proxy Statement dated October 3, 1995 for the 1995 Annual Meeting of Stockholders of the Company (the "Proxy Statement"). Pertinent portions of such pages are filed as Exhibit 1 hereto and incorporated herein by reference.

     At a meeting of the Board held on July 17, 1996 (the "July 17 Meeting"), prior to the commencement of the Offer, in order to ensure the continued dedication and objectivity of certain key executives and managers of the Company, the Board authorized the Company to enter into amended severance compensation arrangements ("Amended Severance Agreements") with seven of such executives and managers (such executives and managers, the "Executives"). The Amended Severance Agreements modified the previously effective severance agreement forms to (i) provide that an Executive will be entitled to Severance (as defined below) based on the Annual Target Bonus (as defined below) rather than the Executive's accrued bonus to the date of Termination (as defined below), (ii) provide that an Executive will be entitled to Severance in the event of an Executive's Termination of employment by the Company (or its successor) within two years following a Change in Control (as defined below) rather than one year for constructive Termination or six months from resignation and (iii) modify the definitions of "Termination" and "Change in Control" as described below.

     Under the three-tiered severance structure adopted by the Board, each of Mr. Tessitore and Donald C. Roof, Chief Financial Officer of the Company, are parties to Tier 1 Amended Severance Agreements, one Executive is a party to a Tier 2

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Amended Severance Agreement and four Executives are parties to Tier 3 Amended
Severance Agreements. Copies of the forms of the Tier 1, Tier 2 and Tier 3 Amended Severance Agreements are filed as Exhibits 2, 3 and 4 hereto, respectively, and are incorporated herein by reference. The following description of the Amended Severance Agreements is qualified in its entirety by reference to such exhibits.

     The Amended Severance Agreements provide for the payment of severance benefits ("Severance") in the event of an Executive's termination of employment by the Company (or its successor) within two years following a Change in Control. Such Severance consists of (i) a lump sum payment equal to the sum of
(A) a multiplier (the "Severance Multiplier") times the Executive's base salary immediately prior to the Change in Control and (B) the Severance Multiplier times the Executive's target bonus as in effect for the year in which the Termination occurs (or, if higher, the target bonus for the year in which the Change in Control occurs) (the "Annual Target Bonus"); and (ii) continued medical benefits until the second anniversary of the Executive's termination or the first anniversary if the Executive has resigned. The Severance Multipliers for the Tier 1, Tier 2 and Tier 3 Amended Severance Agreements are 2, 1.5 and 1, respectively. In addition, the Executives are entitled to payment of one half the amount otherwise due under their Amended Severance Agreements upon any termination of employment by them within two years of a Change in Control.

     The Amended Severance Agreements also provide for the Executive to become fully vested in all awards granted to him under all incentive compensation, deferred compensation, stock option, stock appreciation rights, restricted stock, phantom stock or similar plans maintained by the Company, any contrary provisions of such plans notwithstanding. Payments and benefits under the Amended Severance Agreements are limited by the parachute limit imposed by
Section 280G of the Internal Revenue Code of 1986, as amended.

     A "Change in Control" for the purposes of the Amended Severance Agreements is deemed to have occurred if: (i) the six persons who were directors of the Company on September 1, 1995 (the "Incumbent Directors") cease (for any reason other than death) to constitute a majority of the Board of Directors. For this purpose, any director who was not a director on September 1, 1995 shall be deemed to be an Incumbent Director if such director was elected or appointed to the Board after July 24, 1996 in substitution of an Incumbent Director by, or on the recommendation of or with the approval of, at least a majority of the directors who then qualified as Incumbent Directors (so long as such director was not nominated by a person who has threatened to, or has entered into an agreement to, effect a Change in Control); (ii) any person (as such term is used in sections 13(d) and 14(d) of the Exchange Act) (excluding the Company or any Company benefit plans) is or becomes the beneficial owner directly or indirectly of securities of the Company representing more than 30% of the combined voting power of the Company's then outstanding securities ordinarily (and apart from rights accruing under special circumstances) having the right to vote at elections of directors; (iii) the shareholders of the Company approve (A) a merger or consolidation of the Company with any other corporation or (B) an agreement for the sale of 50% or more of the assets of the Company; or (iv) any other event occurs which is determined to be a Change in Control by a majority of the Board.

     Under the Amended Severance Agreements, "Cause" is defined as (i) a willful failure by the Executive to substantially perform his duties, other than a failure resulting from the Executive's complete or partial incapacity due to physical or mental illness or impairment, (ii) a willful act by the Executive which constitutes gross misconduct or fraud and which is materially injurious to the Company, or (iii) a conviction of, or a plea of "guilty" or "no contest" to, a felony, provided that no act or failure to act by the Executive shall be considered "willful" unless committed without good faith and without a reasonable belief that the act or omission was in the Company's best interest.

     Under the Amended Severance Agreements, "Termination" or "Terminated" is defined as any of the following: (i) the Executive has been terminated by the Company for any reason other than Cause; (ii) elimination of the Executive's position or job; (iii) a significant diminution of the Executive's duties, responsibilities or authority without the Executive's consent; (iv) a reduction in the Executive's Base Compensation after the Change in Control; (v) the failure by the Company to provide substantially similar benefits as in effect on the date hereof, including, without limitation, equity, incentive, bonus, retirement, health, life insurance, vacation, change in control protection and other fringe benefit arrangements; (vi) any breach of the agreement by the Company; or (vii) a requirement that the Executive relocate his principal place of work by a distance of 50 miles or more.

     The Company also has indemnification agreements (the "Indemnification Agreements") with each member of the Board and certain executive officers. The Indemnification Agreements supplement the protections afforded to the Company's directors and executive officers under the Company's By-laws. In general, the Indemnification Agreements provide that upon the occurrence of a change in control, the Company will obtain an irrevocable standby letter of credit in an amount not less than $1,000,000 per individual naming such director or officer as the sole beneficiary. Such director or officer can draw amounts under such letter of credit upon the certification by such indemnified person that (i) such indemnified person has made a written request to the Company for such amount and the Company has failed or refused to provide him with such amount in

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full for 30 days and (ii) the indemnified party believes that he is entitled under the terms of the Indemnification Agreement to the amount he is drawing down. The Indemnification Agreements are binding on the Company and any successor to the Company.

     The foregoing description of the Indemnification Agreements is qualified in its entirety by reference to the form of agreement, a copy of which is filed as
Exhibit 5 hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) At the Board's meeting on July 31, 1996 (the "July 31 Meeting"), the Board carefully considered the Company's business, financial condition and future prospects, the terms of the Offer and other matters, including presentations by its legal and financial advisors. After taking into account these matters, the Board determined, by unanimous vote of the directors present, that the Offer is inadequate and not in the best interests of the Company and its shareholders.

     ACCORDINGLY, THE BOARD RECOMMENDS THAT ALL HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Board is committed to the enhancement of shareholder value through the exploration of all options available to the Company in response to the Offer. In this regard, the Board has authorized management and Salomon Brothers, the Company's financial advisor, to explore all strategic alternatives and to report back to the Board at an early date.

     A copy of the letter to the Company's shareholders communicating the Board's recommendation and the press release relating thereto are filed as Exhibits 6 and 7 to this Statement and are incorporated herein by reference.

     (b) In reaching its determinations and recommendations described in Item 4(a) above, the Board considered a number of factors, including, without limitation, the following:

          (i) The Company's business, financial condition, results of operations and future prospects, especially as such factors would affect the Company's ability to enhance shareholder value.

          (ii) A presentation by Salomon Brothers concerning, among other matters, the financial aspects of the Offer and certain of the conditions of the Offer as they relate to financial matters, the historical and current financial position and results of operations of the Company and the Company's future prospects, the historical and current market for the Common Stock and for equity securities of selected other companies, selected recent merger and acquisition transactions, the possible interest of third parties with respect to an acquisition of all or any part of the Company and previous actual and potential merger and acquisition transactions involving affiliates of American Enterprises (based on publicly available information).

          (iii) The written opinion of Salomon Brothers to the effect that, as of the date of such opinion, the consideration to be received by the holders of Shares (other than American Enterprises and its affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such holders. The full text of such opinion, dated July 31, 1996, which sets forth the assumptions made and matters considered and limitations set forth by Salomon Brothers, is included as Annex A hereto and should be read in its entirety.

          (iv) The price of the Common Stock on the Nasdaq National Market, which, at the close of trading on the Nasdaq National Market on July 30, 1996, was $18.375 per share.

          (v) The Board's belief, based in part on the factors referred to above, that the $16.50 per share cash price pursuant to the Offer does not reflect the current value of the Company.

          (vi) The significant conditionality of the Offer. The Offer is conditioned, among other things, on the following: (i) either (A) American Enterprises being satisfied, in its sole discretion, that the Rights are inapplicable to the Offer through the satisfaction of the Rights Expiration Condition or (B)(I) there being validly tendered a number of Shares and Warrants which when added to the Shares beneficially owned by American Enterprises would represent at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase and (II) American Enterprises being satisfied, in its sole discretion, that the Rights are otherwise inapplicable to the Offer or that the Rights have been redeemed or invalidated, (ii) there being no change in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries that, in the sole judgment of American Enterprises, is or may be materially adverse to the Company or any of its subsidiaries, (iii) American Enterprises not becoming aware of any facts, that in its sole judgment, have or may have material adverse significance with respect to either the value of the Company or any of

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     its subsidiaries or the value of the Shares or Warrants to American
     Enterprises or any of its affiliates, (iv) there being no change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of American Enterprises, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries, or the trading in, or value of, the Shares and (v) further conditions which are also subject to the sole judgment of American Enterprises. Although the Offer is not subject to a financing condition, the cumulative effect of all of the Offer's conditions, especially those conditions the satisfaction of which is determinable by American Enterprises in its sole judgment or discretion, is an offer which the Board viewed as highly conditional. In this regard, the Board also considered that, under certain circumstances, certain conditions might be determined by American Enterprises not to be satisfied if financing were not available to meet the Company's obligations in the event that holders of the Company's 11 1/2% Senior Secured Notes Due 2000 (the "Notes") were to exercise their rights to demand that the Company repurchase their Notes upon a change in control. American Enterprises's Offer did not identify a specific source of funds for these obligations if they arose.

          (vii) The Board's commitment to protecting the best interests of the Company's shareholders and the enhancement of shareholder value.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to the terms of the engagement letter dated June 7, 1996, the Company has retained Salomon Brothers to render financial advisory services to the Company, and in accordance with such engagement, Salomon Brothers has advised the Company with respect to the Offer and related matters.

     The Company has paid Salomon Brothers an initial fee of $150,000 and will pay a fee of $250,000 as a result of the public announcement of the Offer and an additional fee of $250,000 as a result of the submission by Salomon Brothers of the opinion described herein. The Company has also agreed to pay Salomon Brothers additional fees, including fees equal to 1.1% of the aggregate consideration in connection with any combination transaction (less any other fees paid), such additional fees to be contingent upon the consummation of a combination transaction and payable at the closing thereof. Salomon Brothers would also be entitled to certain lesser fees if a change of control of the Company has not occurred on or before June 7, 1997.

     The Company has also agreed to reimburse Salomon Brothers for its reasonable expenses, including travel and out-of-pocket expenses, and also including the reasonable fees and disbursements of outside counsel, and to indemnify Salomon Brothers and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

     In the ordinary course of its business, Salomon Brothers may from time to time effect transactions and hold positions in securities of the Company or affiliates of American Enterprises.

     The Company has retained Georgeson & Company, Inc. ("Georgeson") to distribute information (including this Statement on Schedule 14D-9) on behalf of the Company in connection with the Offer and related matters and to assist the Company in any solicitation in opposition to any solicitation by American Enterprises in connection with any stockholders' meeting or proposed stockholders' meeting. Such firm will receive customary compensation for its services in an amount to be agreed upon with the Company and will be reimbursed for certain out-of-pocket expenses.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to others with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth below, there have been no transactions in Shares which were effected during the past 60 days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company. On July 1, 1996, Larry Katsoulis, President of the Company's Material Handling Division, exercised 5,166 options granted in 1994 and 1995 at prices ranging from $8.125 to $8.875 per option.

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     (b) To the best knowledge of the Company, (i) none of its executive officers, directors, affiliates or subsidiaries presently intends to tender Shares to the Purchaser pursuant to the Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons, except that one director has indicated to the Company that a person with which he is affiliated has not yet decided whether or not it will tender Shares to the Purchaser pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) As stated above in Item 4(b) above, the Board believes that the $16.50 per Share cash price pursuant to the Offer does not reflect the current value of the Company. For this reason, and in light of the other factors referred to in such Item, and the Board's commitment to the enhancement of shareholder value, the Board has authorized management and the Company's advisors to explore all strategic alternatives and to report back to the Board at an early date. These alternatives could lead to and involve undertaking negotiations which may result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company and another company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or one or more subsidiaries of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) a material change in the present capitalization or dividend policy of the Company. At the date hereof no negotiations are underway, although certain parties have executed confidentiality agreements in customary form with the Company.

     The Board has determined that disclosure of the possible terms of any transactions or proposals of the type referred to above in this Item 7 prior to an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions and has, accordingly, adopted a resolution directing management not to disclose such possible terms, or the parties thereto, until such an agreement has been reached.

     (b) There are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     RIGHTS AGREEMENT. On November 11, 1995, the Board declared a dividend distribution of one-half Right for each outstanding Share to stockholders of record at the close of business on November 24, 1995. Except as set forth below each whole Right, when exercisable, entitles the registered holder to purchase from the Company one share of Common Stock at a price of $45.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     The following is a general description only and is qualified in its entirety by the Rights Agreement, a copy of which is filed as Exhibit 8 hereto and is incorporated herein by reference. All undefined capitalized terms used in the discussion below are used as defined in the Rights Agreement.

     Initially, the Rights will be attached to all certificates representing Shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a distribution date (the "Distribution Date") will occur upon the earlier of (i) a public announcement that a Person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of securities representing 15% or more of the voting power of all outstanding voting securities of the Company (the "Stock Acquisition Date") or
(ii) 10 days (unless such date is extended by the Board) following the commencement of (or a public announcement of an intent to make) a tender offer or exchange offer which would result in any Person or group of affiliated or associated Persons becoming an Acquiring Person. The Rights Agreement provides that the term "Acquiring Person" shall not include any Person who as of the close of business on the later of (i) November 13, 1995 or (ii) the date as of which such Person can demonstrate to the Company it first received notice of the authorization of the Rights, beneficially owned securities representing 15% (the "Percentage Limitation") or more of the shares of Common Stock then outstanding, provided such Person does not acquire after the Record Date beneficial ownership of additional shares of Common Stock (other than as a result of stock splits, stock dividends or other actions affecting the stock ownership of all of the holders of the Common Stock as a group or as a result of grants of options or purchases of Common Stock pursuant to the Company's employee benefit plans). At its meeting on July 23, 1996, the Board resolved to defer the Distribution Date until the earlier of (i) the date any person becomes an Acquiring Person and
(ii) such other time as shall be determined by the Board. Because American Enterprises is a Grandfathered Person, it will become an Acquiring Person upon the acquisition of beneficial ownership of any additional Shares.

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates, with a Summary of the Rights, and will be transferred with and only with the Common Stock certificates and (ii) new Common Stock certificates issued after November 24, 1995 upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights) the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and the separate Rights Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire or terminate at the earliest of (i) November 23, 2005, (ii) consummation of a merger transaction with a Person or group who acquired shares of Common Stock pursuant to a Permitted Offer (as defined below), and is offering in the merger the same price per share and form of consideration paid in the Permitted Offer, or (iii) redemption or exchange of the Rights by the Company as described below.

     In the event that a Person or group of affiliated or associated Persons becomes the beneficial owner of securities representing the Percentage Limitation or more of the then outstanding shares of Common Stock (unless pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms which are determined prior to the date of the first acceptance of payment for any of such shares by at least a majority of the members of the Board who are not officers of the Company and are not Acquiring Persons or affiliates or associates thereof to be both adequate and otherwise in the best interests of the Company and its shareholders (a "Permitted Offer")), then proper provision shall be made so that each holder of a whole Right will for a 60-day period (subject to extension under certain circumstances) thereafter have the right to receive upon exercise one Share for each whole Right then held, at the price of $1.00 per Share to the extent available (such Right being called the "Subscription Right" and the price referred to above to exercise the same being called the "Subscription Right Price") and then (after all authorized and unreserved Shares have been issued) a common stock equivalent (such as another equity security with at least the same economic value as the Shares) with the Shares to the extent available being issued first. In the event that following the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, the Company is involved in a merger or consolidation (whether or not the Company is the surviving corporation), or 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a whole Right (other than such Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the Subscription Right Price that number of shares of Common Stock of either the Company, in the event that it is the surviving corporation of a merger or consolidation, or the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would be equal to the result obtained by dividing (i) the product determined by multiplying the Purchase Price per share of the Common Stock of the Company by the numbers of shares of Common Stock into which a Right is then exercisable by (ii) 50% of the current market price per share of the Company or such other party (such right being called the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right. Notwithstanding the foregoing, upon the occurrence of any of the events giving rise to the exercisability of the Merger Right or the Subscription Right, any Rights that are or were at any time after the Distribution Date owned by an Acquiring Person shall immediately become null and void.

     The Purchase Price payable and the "Subscription Right Price" referred to above, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on or a subdivision, combination or reclassification of the Common Stock; (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock; or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and in lieu thereof an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     At any time prior to the earlier to occur of (i) a Stock Acquisition Date or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Company may thereafter redeem the then outstanding Rights in whole, but not in part, at the Redemption Price (i) if such redemption is incidental to a merger, consolidation or sale of 50% or more of the Company's assets or earning power but not involving an Acquiring Person or certain related Persons or (ii) following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as an Acquiring Person beneficially owns securities representing less than the Percentage Limitation of the outstanding Common Stock. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after ten Business Days' prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Subject to applicable law, the Board of Directors, at its option, may at any time after a Person becomes an Acquiring Person (but not after the acquisition by such Person of 50% or more of the outstanding Common Stock), exchange all or part of the then outstanding and exercisable Rights (except for Rights which have become void) for shares of Common Stock in the ratio of one share of Common Stock per Right or, alternatively, for substitute consideration consisting of cash, securities of the Company or other assets (or any combination thereof). All Rights shall expire upon the consummation of an all cash tender offer for all of the outstanding shares as a result of which an Acquiring Person becomes the beneficial owner of 85% or more of the Common Stock; provided that the Person making such tender offer discloses a commitment
(i) to make a tender offer for the untendered shares or (ii) to cause a merger of the Company with such Person, in each case, for at least the same cash consideration as paid in the original tender offer; and, provided, further, that such all cash tender offer shall not have been consummated earlier than the date which is the 90th calendar day after the commencement thereof (the "Rights Expiration Condition").

     Fractional shares of Common Stock will not be issuable upon exercise of the Rights. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be subject to federal taxation to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for Common Stock of the acquiring company as set forth above.

     The Board may supplement or amend the Rights Agreement without approval of any holders of Rights or Rights Certificates in order (i) to cure any ambiguity,
(ii) to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions therein, (iii) prior to the Distribution Date to change or supplement any provision thereunder in any manner which the Company may deem necessary or desirable or (iv) on or following the Distribution Date, to change or supplement any provision thereunder in any manner which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of Rights Certificates. Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Stock.

     CERTAIN LITIGATION. On July 19, 1996, a complaint (the "American Enterprises Complaint") entitled AMERICAN ENTERPRISES, L.L.C. V. SPRECKELS INDUSTRIES, INC., ET AL., C.A. No. 15109, was filed against the Company in the Court of Chancery of the State of Delaware. A copy of the American Enterprises Complaint is filed as Exhibit 9(a) and is incorporated herein by reference. Among other things, the American Enterprises Complaint seeks injunctive relief and declarations that the Offer shall satisfy the Rights Expiration Condition of the Rights Agreement provided that American Enterprises beneficially owns, upon the consummation of the Offer, 85% of the Shares and that the advance notice provision in the Company's bylaws is invalid. The American Enterprises Complaint also seeks, among other things, costs and attorneys' fees.

     On July 24, 1996, counsel for American Enterprises and the Company discussed various procedural aspects of such litigation. As part of this discussion and subsequent contacts between such counsel, it was agreed that (i) an offer to purchase all shares that is conditioned upon at least 85% of the shares being tendered is an "any and all" offer within the meaning of the Rights Agreement and (ii) the Company will provide American Enterprises with 70 days written notice of any shareholders' meeting to facilitate American Enterprises's compliance with Section 2.8 of the Company's By-laws (with respect to timely submission of director nominations). These discussions were subsequently confirmed in letters dated July 29, 1996 and July 31, 1996, copies of which are filed as Exhibits 9(b) and 9(c) hereto, respectively, and incorporated by reference herein.

     The foregoing description of the American Enterprises Complaint and subsequent letters dated July 29, 1996 and July 31, 1996 is qualified in its entirety by reference to Exhibits 9(a), 9(b) and 9(c) hereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

Exhibit 1       --       Pages 3-19 of the Company's Proxy Statement dated October 3, 1995.
Exhibit 2       --       Form of Tier 1 Severance Compensation Agreement.
Exhibit 3       --       Form of Tier 2 Severance Compensation Agreement.
Exhibit 4       --       Form of Tier 3 Severance Compensation Agreement.
Exhibit 5       --       Form of Indemnification Agreement.*
Exhibit 6       --       Letter to Shareholders dated August 1, 1996.+
Exhibit 7       --       Press Release dated August 1, 1996.
Exhibit 8(a)    --       Rights Agreement, dated as of November 11, 1995, between the Company and ChaseMellon Shareholder Services
                         L.L.C.**
Exhibit 8(b)    --       Amendment to the Rights Agreement, dated as of January 8, 1996.***
Exhibit 8(c)    --       Form of Amendment to the Rights Agreement, dated as of July 23, 1996.
Exhibit 9(a)    --       Complaint in AMERICAN ENTERPRISES, L.L.C. V. SPRECKELS INDUSTRIES, INC., ET AL. (Delaware Chancery Court,
                         July 19, 1996).
Exhibit 9(b)    --       Letter dated July 29, 1996 from counsel for American Enterprises to special Delaware counsel for the
                         Company.
Exhibit 9(c)    --       Letter dated July 31, 1996 from special Delaware counsel for the Company to counsel for American
                         Enterprises.
Exhibit 10      --       Opinion of Salomon Brothers Inc dated July 31, 1996.****

   + Included in copy mailed to stockholders.

   * Incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 (File No. 33-18053) filed on November 16, 1987.

  ** Incorporated by reference to Exhibit 1 to the Company's Form 8-K dated
     November 17, 1995.

 *** Incorporated by reference to Exhibit 1 to the Company's Form 8-K dated
     February 5, 1996.

**** Included as Annex A in copy mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         SPRECKELS INDUSTRIES, INC.

                                         By: /s/       GARY L. TESSITORE
                                                     GARY L. TESSITORE
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: August 1, 1996

                                 EXHIBIT INDEX

Exhibit 1       --       Pages 3-19 of the Company's Proxy Statement dated October 3, 1995.
Exhibit 2       --       Form of Tier 1 Severance Compensation Agreement.
Exhibit 3       --       Form of Tier 2 Severance Compensation Agreement.
Exhibit 4       --       Form of Tier 3 Severance Compensation Agreement.
Exhibit 5       --       Form of Indemnification Agreement.*
Exhibit 6       --       Letter to Shareholders dated August 1, 1996.+
Exhibit 7       --       Press Release dated August 1, 1996.
Exhibit 8(a)    --       Rights Agreement, dated as of November 11, 1995, between the Company and ChaseMellon Shareholder Services
                         L.L.C.**
Exhibit 8(b)    --       Amendment to the Rights Agreement, dated as of January 8, 1996.***
Exhibit 8(c)    --       Form of Amendment to the Rights Agreement, dated as of July 23, 1996.
Exhibit 9(a)    --       Complaint in AMERICAN ENTERPRISES, L.L.C. V. SPRECKELS INDUSTRIES, INC., ET AL. (Delaware Chancery Court,
                         July 19, 1996).
Exhibit 9(b)    --       Letter dated July 29, 1996 from counsel for American Enterprises to special Delaware counsel for the
                         Company.
Exhibit 9(c)    --       Letter dated July 31, 1996 from special Delaware counsel for the Company to counsel for American
                         Enterprises.
Exhibit 10      --       Opinion of Salomon Brothers Inc dated July 31, 1996.****

   + Included in copy mailed to stockholders.

   * Incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 (File No. 33-18053) filed on November 16, 1987.

  ** Incorporated by reference to Exhibit 1 to the Company's Form 8-K dated
     November 17, 1995.

 *** Incorporated by reference to Exhibit 1 to the Company's Form 8-K dated
     February 5, 1996.

**** Included as Annex A in copy mailed to shareholders.